Citizens Communications Company
                                3 High Ridge Park
                           Stamford, Connecticut 06905
                                 (203) 614-5675

                                  July 21, 2006


CONFIDENTIAL   PORTION  MARKED   [*******]  HAS  BEEN  OMITTED   PURSUANT  TO  A
CONFIDENTIAL TREATMENT REQUEST AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.


BY EDGAR - CORRESPONDENCE
-------------------------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Larry Spirgel

Re:   Citizens Communications Company
      Form 10-K/A #1 for Fiscal Year Ended December 31, 2005 Filed March 2, 2006 File No. 1-11001

Ladies and Gentlemen:

     Citizens Communications Company (the "Company") is hereby responding to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated June 22, 2006 with respect to the above referenced Form 10-K/A. For your convenience, each comment from the comment letter is repeated here, followed by the Company's response and the paragraph numbering below corresponds to the numbering in the comment letter.

Comment 1
---------

Form 10-K/A for Fiscal Year Ended December 31, 2005
---------------------------------------------------
Managements Discussion and Analysis, page 22
--------------------------------------------

Your response to comment 1 indicates that you have made estimates regarding the Bangor, Maine, lawsuit. Further, it appears from your disclosure that the full amount of the contingency could be material. Interpretive Response to Question 2 of Staff Accounting Bulletin Topic 5Y cautions Registrants that an assertion that a contingency is not expected to be material does not satisfy the requirements of Statement 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In this regard, please revise Note 25 on page F-39 and either (a) disclose the estimated additional loss, or range of loss, which is reasonable possible, or (b) state that such an estimate cannot be made. Further, expand your financial statement footnote disclosure and MD&A discussion to address the following:

     - Circumstances affecting the reliability and precision of loss estimates of amounts accrued and estimated to be reasonable possible,
     - Whether, and to what extent, losses may be recoverable from third parties for amounts estimated to be reasonable possible,
     - The contribution of other parties for amounts estimated to be reasonable possible,
     -    The period in which such claims for recovery may be realized,
     -    The likelihood that such claims for recovery may be contested,
     - The financial condition of third parties from which recovery is expected,
     - The timing of payments of any material accrued and unrecognized amounts.

Response
--------

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                                       2

On June 27, 2006, the court issued Findings of Fact and Conclusions of Law in the first phase of the case. The Court found contamination in only a small section of the river requires clean up and determined that Citizens and the City should share clean up costs 60% and 40%, respectively. We are continuing to evaluate the decision and the costs we may incur in connection with any required remediation. The precise nature of the remedy in this case remains to be determined by subsequent proceedings. Based upon the Court's ruling, we believe that we will be responsible for only a portion of the clean up cost
******************************************************************************.
Therefore, we believe the City's assertion that the Company's cost to cleanup the contamination in the River could exceed $50 million is no longer relevant.

As requested, we have included a draft of our anticipated disclosure for the June 30, 2006 form 10-Q, with the recent developments highlighted for your convenience.

                      BANGOR LITIGATION DISCLOSURE FOR 10-Q

The City of Bangor, Maine, filed suit against us on November 22, 2002, in the U.S. District Court for the District of Maine (City of Bangor v. Citizens Communications Company, Civ. Action No. 02-183-B-S). The City alleged, among other things, that we are responsible for the costs of cleaning up environmental contamination alleged to have resulted from the operation of a manufactured gas plant owned by Bangor Gas company from 1852-1948 and by us from 1948-1963. In acquiring the operation in 1948 we acquired the stock of Bangor Gas Company and merged it into us. The City alleged the existence of extensive contamination of the Penobscot River and initially asserted that money damages and other relief at issue in the lawsuit could exceed $50 million. The City also requested that punitive damages be assessed against us. We filed an answer denying liability to the City, and asserted a number of counterclaims against the City. In addition, we identified a number of other potentially responsible parties that may be liable for the damages alleged by the City and joined them as parties to the lawsuit. These additional parties include UGI Utilities, Inc. and Centerpoint Energy Resources Corporation. The Court dismissed all but two of the City's claims, including its claims for joint and several liability under the comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and the claim against us for punitive damages. On June 27, 2006, the court issued Findings of Fact and Conclusions of Law in the first phase of the case. The court found contamination in only a small section of the River requires cleanup and determined that Citizens and the City should share cleanup costs 60% and 40%, respectively. The precise nature of the remedy in this case remains to be determined by subsequent proceedings. ********************************
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******************.

Prior to the next phase of the litigation, we intend to (i) seek relief from the Court in connection with the adverse aspects of the Court's opinion and (ii) continue commenced litigation in connection with this case. In addition, we have demanded that various of our insurance carriers defend and indemnify us with respect to the City's lawsuit, and on December 26, 2002, we filed a declaratory judgment action against those insurance carriers in the Superior Court of Penobscot County, Maine, for the purpose of establishing their obligations to us with respect to the City's lawsuit. We intend to vigorously pursue this lawsuit and to obtain from our insurance carriers indemnification for any damages that may be assessed against us in the City's lawsuit as well as to recover the costs of our defense of that lawsuit. We cannot as this time determine what amount we may ultimately recover from third parties or insurance carriers.

Comment 2
---------

(a)  Liquidity and Capital Resources, page 24
     ----------------------------------------

Your response to comment 2 states that you allocated less than 10% of your total 2006 capital budget to non-traditional service offerings such as wireless, VOIP and super high-speed internet. Further, you indicate that you have not made nor do you expect long-term commitments for such service offerings. Please clarify your MD&A discussion in the third and fourth paragraphs of page 24. Reconcile your MD&A assertions; that you will allocate significant capital to services such as wireless, high-speed internet and VOIP services, that you expect to increase your capital expenditures in order to build wireless data networks and expand the capabilities of our data networks with those budgetary limitations described in your response letter. Also discuss the know impact on future operating results and related uncertainties due to your decision and expectations not to commitment long-term capital expenditures to wireless, VOIP and super high-speed internet services.

Response
--------

The Company's 10-K disclosure for December 31, 2005 indicated that our capital budget for 2006 contemplated "significant capital" for complementary lines of business (wireless data and VOIP). Expansion into wireless and VOIP will require that the Company make capital available for the construction of facilities to support these technologies. At the time of our 10-K disclosure, the Company did believe that spending in these areas in 2006 could be significant.

Through the second quarter of 2006 our actual capital outlay in these two areas has not been substantive (less than $5 million) and is well below what was contemplated earlier this year. While our new products (wireless data and VOIP) have not been rolled-out and therefore are not generating any revenue yet, the Company is committed to expanding into these areas and future capital outlays may increase in subsequent periods once the products are proven in the market. However, at this time, we are proceeding with caution: negotiating for rights of way with municipalities, negotiating with suppliers and service providers, as well as negotiating pricing with future customers. The amount of capital invested will depend on our market success and our anticipated returns. Regardless, we expect that our total capital spend for 2006 will be in the range of $270 to $280 million as previously disclosed on page 22 of our 10-Q filed for the first quarter ended March 31, 2006.

As previously stated, our wireless and VOIP investments have not been material and we are not generating any new revenue. We currently believe that it is premature to disclose future spending commitments for these services. However, we understand that new investments add an element of uncertainty and will state in our 10-Q for the second quarter ending June 30, 2006 that "Our capital expenditures planned for new services such as wireless and VOIP in 2006 are not material. However, based on the success of our planned roll-out of these products in late 2006, our capital expenditure for these products may increase in the future."

Comment 3
---------

Financial Systems
-----------------
Accounting for Conditional Asset Retirement Obligations, page F-13
------------------------------------------------------------------

Explain to us how you determined, as stated in the fifth paragraph of your response to comment 3, the quantity of remaining creosote treated equipment and how you determined that creosote levels had declined to such an extent that this equipment no longer constitutes hazardous waste material.

Response
--------

The Company's telephone operations were acquired by acquisition primarily during the late 1990's and early 2000's. The records the Company inherited do not indicate, by pole, the type of preservative used to treat the poles. Three types of preservatives have been used over the years. Creosote is the oldest of these preservative types. In stating that creosote treated poles would only exist in limited quantities, we have relied on the research of Jeffrey J. Morrell, a Professor at Oregon State University and a noted authority on wood treatments. His white paper on "Disposal of Treated Wood" estimates that the population for various types of treated wood poles is as follows:

     -    Pentachlorophenol - 50%
     -    Chromated copper arsenic - 30%
     -    Creosote - 20%

Morrell notes in his analysis that creosote "was eventually biodegradable" and "creosote components are largely biodegradable in soil." Professor Morrell further notes that "at present, all creosote treated wood is disposable in municipal solid waste facilities, although these facilities retain the discretion to reject these materials" and that "virtually all creosote or pentachlorophenol treated wood will pass a Toxicity Characteristic Leaching Profile (TCLP) test. TCLP involves grinding and extracting the wood, then analyzing the extracts." It is based on the analysis of Professor Morrell, that we stated in our earlier response, that we do not believe the level of creosote in the poles that were so treated remain in sufficient quantities to qualify as a hazardous waste.

Comment 4
---------

(4) Property, Plant and Equipment, page F-14
--------------------------------------------

We note that your response to comment 4, in the second paragraph of page 10 of your response letter indicates that the remaining useful life of your copper cable was extended from 16 to 26 years. It is unclear whether the range of copper cable asset life ranges as provided by the FCC and State of Wisconsin refer to remaining years in service or total years in service. Please clarify. Provide us with the pertinent source information for the ranges of FCC, State of Wisconsin and Technologies Futures' copper cable asset lives. Give us an analysis of your copper cable network, indicating the types of copper cable installed, when these copper cables were put into service and the current total expected services lives. Tell us why you believe that technological and competitive pressures will not necessitate the replacement or physical upgrade of any significant portion of your copper cable network for the next 26 years if that is the case.

Response
--------

The FCC and State of Wisconsin recommended asset life ranges of copper refer to "projection life range", which can be thought of as the "whole life", or expected life if placed in service today. Please note, that under the group method of depreciation, a change in the projected life which is the factor used in this method of depreciation, also impacts the estimate of the remaining life. Remaining life is a function of the projection life and the projection curve. So, the answer to your question is that both "remaining years in service" and "total years in service" are impacted when life estimates are adjusted for a change in the "projection life". Our 10-K disclosure referenced "remaining life", projection life would have been more descriptive.

Citizens accounts for its facilities in accordance with the chart of accounts prescribed by the FCC for telecommunication providers. A summary of the lives of our copper and fiber facilities by "type of installation" follows: (P-Life = projection life)



   Accounts                                                Old Lives          New Life Estimates*
   --------                                           -------------------     --------------------
    Number       Description                          P-life     Rem-life     P-life      Rem-life
    ------       -----------                          ------     --------     ------      --------

    2421.10      Aerial Cable - Copper                  16.9        7.72         26         13.4
    2421.20      Aerial Cable - Fiber                   20.0        14.0         30        20.15
    2421.30      Aerial Cable-Station Connections       16.9        7.72         26        14.02
    2422.10      Underground Cable - Copper             15.5        7.72         30        15.81
    2422.20      Underground Cable - Fiber              20.0        14.0         30        20.35
    2423.10      Buried Cable - Copper                  16.7        7.72         26        13.45
    2423.20      Buried Cable - Fiber                   20.0        14.0         30        18.92
    2423.30      Buried cable-Station Connections       16.7        7.72         26        18.59

* adopted as of October 1, 2005

The Company's adoption of these new life estimates was based upon three related but separate analyses:

     1)   By independent appraisal (Foster and Associates).
     2) Corroboration of government sources (FCC, State of Wisconsin and State of New York).
     3) Discussion of the reasonableness of the changes in life estimates with the Company's engineering staff.

After careful consideration of the above sources, we adopted the new life estimates proposed by Foster and Associates. With regard to technological and competitive pressure, please note that over 80% of our access lines are able to be served today by high speed internet. We are deploying remote switches deeper into our network that enables us to continue using our copper facilities. Fiber is being deployed in our network when and where our customers need greater speed. We believe that the revenue stream produced by our customer base is effectively matched to the economic life of the plant that supports that revenue stream.

Our facilities are capable of providing high speed internet service to more than 80% of the homes that we pass. Copper is not a limiting factor and we have no plans to scrap or replace it.

As requested, depreciation parameters of the FCC, State of Wisconsin, TFI, and State of New York are as follows:

FCC     Docket No. 98-137 - December 17, 1999
        (still in effect, as posted on the FCC website 8/5/05)

  (In Part)
   -------
                                             Projected Life Range
                                                   (Years)
        Depreciation Rate Category          Low               High
        --------------------------          ---               ----

        Aerial Cable - Metallic              20                26
        Aerial Cable - Non-Metallic          25                30
        Underground Cable - Metallic         25                30
        Underground Cable - Non-Metallic     25                30
        Buried Cable - Metallic              20                26
        Buried Cable - Non-Metallic          25                30

State of Wisconsin - Biennial Review of Depreciation Rates and Ranges for Classes of Capital of Telecommunications Utilities Required by Wisconsin Statute ss. 196.09(9)(a). Docket 05-DT-106, Attachment 1 "Guideline Range of Depreciation Rates for Wisconsin Telecommunications Utilities" effective January 1, 2005.

  (In Part)
   -------
                                                      Range for Annual
     Account                       Service Life      Depreciation Rates
     Number    Account Title         in years      Minimum %      Maximum %
     ------    -------------         --------      ---------      ---------

      2421     Cable                  17-22          5.5%           7.4%
      2422     Underground Cable      17-22          5.0%           6.8%
      2423     Buried Cable           17-22          5.0%           6.8%



TFI:   (Lives adopted by the Citizens in 2001)
---

  (In Part)
   -------
                                                                  Typical
                                 Recommended      Suburban &     Projection
       Technology               Industry ARLs     Rural LEC's    Life Range
       ----------               -------------     -----------    ----------

Feeder Cable, Metallic            5.0 - 7.1       6.7 - 7.1
Distribution Cable, Metallic      5.0 - 8.4       7.5 - 8.4
Metallic Cable, Averaged          5.0 - 7.9       7.2 - 7.9       15 - 22
Fiber                             9.0 - 14.0     12.0 - 14.0        20

State of New York: A documented opinion released on February 9, 2005 by the New York State Public Service Commission (NYPSC), in meetings with the New York State Telephone Association (NYSTA) concluded:

     "Based on this analysis, staff recommends the projection lives not be lower than the following:"

                           Average Actual Historic      Recommended Lowest
     Account                        Live                  Projection Life
     -------                        ----                  ---------------

     Poles                         49.20                         30
     Aerial Cable                  37.77                         30
     Buried Cable                  38.51                         30
     Underground Cable             35.07                         35
     Aerial Wire                   19.27                         15


The opinion states further: "As shown, these recommended projection lives are conservative when comparing to actual historic data and give some leeway for unforeseen differences from company to company. At the present time, staff is unaware of any company who has a program to replace any outside plant at a specific live (example - Poles at 25 years)."

Comment 5
---------

(13) Management Succession and Strategic Alternatives Expenses, page F-21
-------------------------------------------------------------------------

Clarify your response to comment 6 as it appears that you used estimates of fair value that fell materially below the trading range of your common stock in 2004. Tell us how you determined the fair values used for the units, restricted common stock and stock options that were remeasured in 2004. Indicate the date of each remeasurement and reconcile the fair values used to the trade price of your common stock at that time.

Response
--------

The fair value used for remeasurement was based on the average of the high and low sale price of our stock on July 9, 2004, (hi - $13.15, lo - $12.95, average
- $13.05) the date on which the employment of two executives of the Company was terminated. As indicated in our previous response, the remeasurement was triggered by the separation agreements of the two terminated executives which (among other matters), had the effect of changing the original terms of certain of their stock related grants. All of the units, restricted common stock and stock options were revalued on July 9, 2004 using the fair value ($13.05) on July 9, 2004. The grants of restricted shares to the terminated executives noted below were not revalued because the separation agreements and terminations did not constitute a change to the original terms of those specific grants (See paragraph 37 of FIN 44).

 1,518,750 shares:  Restricted stock grant dated 2/18/2000 (price $15.875)
   200,000 shares: Restricted stock grant dated 5/16/2002 (price $9.52) 250,000 shares: Restricted stock grant dated 5/16/2002 (price $9.52) 155,000 shares: Restricted stock grant dated 3/13/2003 (price $9.39) 171,000 shares: Restricted stock grant dated 2/19/2004 (price $12.40) 200,000 shares: Restricted stock grant dated 3/11/2004 (price $12.59)

Comment 6
---------

(15) Company obligated Mandatorily Redeemable Convertible Preferred Securities,
-------------------------------------------------------------------------------
page F-22
---------

Clarify your response to comment 7 and explain to us how you determined the primary beneficiary of each of your VIEs. Give us your calculations.

Response
--------

The total capitalization of Citizens Utilities Trust (CUT) consists of the following:

         $201,250,000   contributed by the public (CUT issued the EPPICS to the
                        public)
            6,225,000   contributed by Citizens
         ------------
         $207,475,000   Total capitalization
         ============

The total capitalization of Citizens Utilities Capital L.P. (L.P.) consists of the following:

         $207,475,000   contributed by CUT
            6,420,000   contributed by Citizens
         ------------
         $213,895,000
         ============

L.P. invested $211,756,050 in Citizens by purchasing "Convertible Debentures" from Citizens.

Citizens concluded that the primary beneficiary of CUT is the public. The public has an investment equal to 97% (201,250,000 / 207,475,000) of the total capitalization of CUT and receives a periodic interest payment from the Trust for its investment. Citizens owns 3% (6,225,000 / 207,475,000) of CUT.

Similarly, we concluded that the primary beneficiary of L.P. is CUT. L.P. was capitalized by a 97% (207,475,000 / 213,895,000) contribution from the Trust and a 3% (6,420,000 / 213,895,000) contribution from Citizens.

Comment 7
---------

(19) Income Taxes, page F-27
----------------------------

Throughout your response to comment 9 you indicate that set up "contingency reserves" in the event that the IRS or state taxing authority would come to a different conclusion on tax issues or would disallow tax benefit items. In light of the material reversal of these reserves in 2004 its not clear to us how these tax reserves met the accrual criteria of SFAS 5. For each individual reversal tell us how you determined that both of the criteria of paragraph 8 of SFAS 5 had been met at each prior opening balance sheet date for your December 31, 2003 and 2004 financial statements.

Response
--------

Accounting Background
---------------------

The two criteria necessary for accrual of a tax contingency reserve at the date of the financial statements issuance under paragraph 8 of SFAS 5 are that the liability is Probable (par 8a) and Estimable (par 8b). Paragraph 8a also describes, implicit in the condition, the probable occurrence of one or more future events to confirm the fact of the loss.

Description of Significant Items Comprising  Credits  Recognized for Year Ending
--------------------------------------------------------------------------------
2004
----

The significant tax contingency reserves, described in the Company's initial response dated May 31, 2006, that were reversed in the year ending 2004 were as follows: 1.) State income tax reserves established for exposures in the State of Arizona covering audit years 1995 through 2000; 2.) Federal and State income tax reserves for years 1997 through 2001 related to a 1997 deduction for a bad debt write-off for long distance customers and **************************************
********************************************************************************
*************************************************************************.

State of Arizona Audit for Years 1995 through 2000
--------------------------------------------------

The State of Arizona commenced an audit for the years 1995 through 2000 in the 4th quarter of 2002 and completed their audit in the 3rd quarter of 2004. The issues that constituted the Company's accrual for audit contingencies for the years under examination included: (a) Filing on a unitary basis; (b) Interest expense deductions; (c) Apportionment computations and (d) Step-up basis depreciation deductions related to the sale of assets from the Parent Company.

The Company filed its Arizona State return on a unitary basis for 1998 through 2000. Prior to 1998, separate Company tax returns were filed for each legal entity operating in Arizona. The Company filed amended Arizona tax returns on a unitary basis for certain years prior to 1998 as the Company determined that it had a filing position to claim a unitary tax return and the position resulted in tax benefits to the Company. If the amended returns had been accepted by the State, a refund would have been generated. The claim for refund was denied by the State of Arizona, stating that the Company was not unitary for Arizona purposes. This finding supported the Company's judgement that the 1998 through 2000 returns, filed on a unitary basis, would be disallowed during the course of the audit by the State. In addition, with respect to items (b), (c) and (d) above, the audit fieldwork conducted by the State of Arizona specifically requested information and data as to the details of intercompany loans (item b); apportionment workpapers & schedules supporting the factors used in the returns (item c) and details as to any sales between related group members (item d).

As a result of the above specific items of inquiry by the State, the Company's management determined that it was probable that the tax benefits of filing on a unitary basis for 1998 through 2000 as well as the benefits related to the deductions taken on the returns for items (b), (c) and (d) described above would be disallowed. Consequently, the Company recorded a contingency accrual for the amount of the benefit. In the 3rd quarter of 2004, a settlement agreement was entered into and payment was made to close all outstanding issues. The 2004 reversal of accruals by the Company represented the remaining balance of the contingency reserve after the settlement payment was made for the 1995 through 2000 tax years.

Federal Audit for Years 1997 through 2001
-----------------------------------------

     o    1997 Bad Debt Write-off in Long Distance
          ----------------------------------------

          The contingency reserve for the 1997 Bad Debt Write-off in Long Distance was maintained for a deduction taken on the Company's tax return that was specifically examined by the Internal Revenue Service
          (IRS). The IRS submitted an Information Document Request (IDR) in January of 2003 asking the Company to provide documentation to support the deduction for bad debts related to long distance customers. The Company conducted research into the book records in response to the data request and discovered that there was a lack of documentation to support the tax deduction. Consequently, the Company recorded a federal and state contingency reserve for the item as the Company concluded that it was probable that the deduction would be permanently disallowed, and the amount of the disallowance was estimable. This item remained open and the Company expected to be assessed for it until the audit was closed during the 3rd quarter of 2004, at which point the contingency reserve was reversed.

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                                       16

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     If the Staff has any additional  questions or comments,  kindly contact the undersigned at (203) 614-5769.

                                   Sincerely,

                                   /s/ Donald R. Shassian
                                   ------------------------------
                                   Donald R. Shassian
                                   Chief Financial Officer